V4 7-30-02

Rec'd. 7/15/02

02023540

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STERLING ENTERPRISE GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

286 107th Avenue
(No. and Street)

RECD S.E.C.
JUL 15 2002
535

TREASURE ISLAND	FLORIDA	33706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA — 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA
(Name — if individual, state last, first, middle name)

PO BOX 20526	TAMPA	FLORIDA	33622
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

V4 7-30-02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ALYN TOWNE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING ENTERPRISES GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Nancy L Bova
MY COMMISSION # CC735102 EXPIRES
April 19, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. See Net Capital Report
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. See Notes to Financial Statements

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Sterling Enterprises Group, Inc.
Treasure Island, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Sterling Enterprises Group, Inc. as of December 31, 2001, and the related statements of income and expense, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Enterprises Group, Inc. at December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova PA

February 26, 2002
Tampa, Florida

STERLING ENTERPRISES GROUP, INC.

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

ALLOWABLE ASSETS:		
Cash		$ 54,671
Trade receivables - dealer& others		114,197
Securities		69,578
Total allowable assets		238,446
NON-ALLOWABLE ASSETS:		
Loans and advances	$116,150	
Other assets	7,366	123,516
TOTAL		$361,962

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:		
Accounts payable and commissions		$ 59,341
Non-AI liability		26,858
Total aggregate indebtedness		86,199
OWNERSHIP EQUITY:		
Capital stock	$ 300	
Paid-in capital	126,968	
Retained earnings	148,495	275,763
TOTAL		$361,962

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions earned	$ 337,399
Other revenue	148,246
Total revenue	485,645
EXPENSES:	
Commissions	353,947
Fees and assessments	1,450
Rentals	29,437
Communications	35,912
Other expenses	97,412
Total expenses	518,158
NET INCOME (LOSS)	$(32,513)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from commissions & sundry receipts	$ 500,569
Cash paid on commissions & other overhead	482,676
Net cash provided from operating activities	17,893
CASH FLOWS FROM FINANCING ACTIVITIES:	
Loans and advances	8,575
Securities	(60,049)
CASH DECREASE	(33,581)
CASH BALANCE 12-31-00	88,252
CASH BALANCE 12-31-01	$ 54,671

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2001

STOCKHOLDERS' EQUITY, DECEMBER 31, 2000	$ 308,276
NET OPERATING LOSS - YEAR 2001	(32,513)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2001	$ 275,763

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY		$275,763
Less -		
Non-allowable assets	$123,516	
Haircuts	19,289	142,805
NET CAPITAL		$132,958

NOTE: The net capital presented hereon concurs with the year-end company prepared Focus Report (Part IIA) net capital.

STERLING ENTERPRISES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES AND DEPOSIT

These represent amounts due from Fiserv Correspondent Services, Inc. applicable to commissions. Fiserv Correspondent Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

There were no material inadequacies at December 31, 2001 in the Company accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17A-13(a), 15c3-3(c), 17a-13 and 15c3-3, however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate as indicated in the Independent Auditor's Report preceding the financial statements.

5) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2001 or for the year then ended. As regards FASB Statement 140 (effective 12-1-01) no security inventory was pledged, collateralized or having residual value as of the audit report date.